

**IAMGOLD ACHIEVES 23% ANNUAL INCREASE IN RESERVES;
REPORTS 2018 RESERVES OF 17.9 MILLION OUNCES
AND MEASURED AND INDICATED RESOURCES OF 27.9 MILLION OUNCES**

All dollar amounts are in U.S. dollars unless otherwise indicated.
Measured and Indicated Resource Estimates are quoted Inclusive of Mineral Reserves for all sites and projects

Toronto, Ontario, February 19, 2019 – **IAMGOLD Corporation** ("IAMGOLD" or the "Company") today announced its 2018 year-end mineral reserve and resource statement. (See attached table for more details.)

Total attributable Proven and Probable gold Reserves increased by 23% to 17.9 million ounces at the end of 2018 from 14.5 million ounces of gold at the end of 2017. The addition of 3.4 million ounces was primarily due to the previously announced conversion of Resources to Reserves at Saramacca in Suriname, Côté Gold in Ontario, and at Boto Gold in eastern Senegal, West Africa, coupled with the previously announced Reserve increase at the Essakane Gold Mine following the Pre-Feasibility Study. These increases were partially offset by depletion during the year given the Company's attributable gold production of 882,000 ounces**.** There was no change in the $1,200 per ounce gold price assumption for estimating Mineral Reserves at the Company's owned and operated mines and development projects.

Total attributable Measured and Indicated gold Resources (inclusive of Reserves) increased overall by 13% or 3.1 million ounces to 27.9 million ounces of gold at the end of 2018. Total attributable Inferred gold Resources remained at a similar level to the prior year at 8.7 million ounces at the end of 2018. There were no changes in the gold price assumptions for estimating mineral resources at Essakane, Rosebel, and resource-stage projects ($1,500 per ounce of gold) or at Westwood ($1,200 per ounce of gold).

Steve Letwin, President and CEO of IAMGOLD, commented, "In 2018, we continued our work to increase reserve ounces at the Company, adding another 3.4 million ounces on top of the 6.7 million ounces we added in 2017, on an attributable basis. Over the last two years, we have increased our attributable reserves by 129 percent, net of mine depletion. Once again, each of our owner-operated mines experienced a year over year increase in reserves, net of depletion, underscoring the strength of our core assets. At Rosebel, we declared initial reserves at Saramacca of 1.0 million attributable ounces while more than replacing depletion on the Rosebel concession. At Essakane, with the Prefeasibility study completed during 2017, we were able to add 0.9 million attributable ounces, after depletion in reserves. With the feasibility study completed at Côté Gold, we converted 3.2 million ounces to the Proven category while also adding 0.9 million ounces to the reserve base, on an attributable basis."

Mr. Letwin continued, "In 2019, we plan to continue our reserve and resource growth through both brownfield and greenfield exploration programs. At Rosebel, our goal is to add resources along the Saramacca-Brokolonko trend and test priority targets on the Rosebel concession. At Essakane, our 24 kilometre drill program is intended to support the ongoing heap leach and CIL optimization feasibility study, while we also continue to explore high priority regional targets to identify additional satellite resources. At Westwood, we continue to work on resource conversion and expansion, with another 65 kilometres of drilling planned for 2019. At our development projects at Côté Gold and Boto Gold, we will continue to advance exploration programs targeting resource expansions as well as new discoveries on adjacent concessions. Finally, at our greenfield projects, we will continue to advance our industry-leading pipeline, including the completion of a maiden resource estimate at Nelligan in Quebec."

Summaries of the changes in the Reserves and Resources estimate and 2019 development plans for each of the key assets are provided below.

Rosebel Gold Mine, Suriname: As announced on September 23, 2018, Rosebel was able declare increases in Reserves, before including the Saramacca satellite deposit. Incorporating those additions and mine depletion since that declaration date, Rosebel has realized a net, year-on-year increase in attributable Reserves of 0.3 million ounces or 8% to 3.6 million ounces, which was largely the result of upgrading resources at the Koolhoven deposit to reserves. Attributable Measured and Indicated Resources decreased 0.7 million ounces or 8% and attributable Inferred Resources decreased by 0.9 million ounces to 1.7 million ounces compared to the prior year as a result of revised deposit models and the impact of changes in the cost models.

Saramacca Gold Project, Suriname: On September 23, 2018, a maiden Reserve was declared for the Saramacca deposit, 25 km southwest of the Rosebel Gold Mine. Attributable Probable Reserves were estimated to be 1.0 million ounces. Attributable Indicated Resources of 1.2 million ounces and Inferred Resources of 182,000 ounces. In 2019, approximately 45 kilometres of diamond and reverse circulation drilling are planned to expand resources and test priority exploration targets on the Rosebel concession and along the Saramacca-Brokolonko trend.

Essakane Gold Mine, Burkina Faso: On June 5, 2018, Essakane completed a Pre-feasibility Study incorporating heap leach processing methods in addition to the existing CIL process. As a result, attributable Reserves for 2018 increased by 29%, net of depletion, to 3.9 million ounces versus the prior year. Attributable Indicated Resources increased by 917,000 ounces or 24% to 4.8 million ounces and attributable Inferred Resources increased by 76,000 ounces to 423,000 ounces. In the first half of 2019, Essakane expects to complete a Feasibility Study on the heap leach scenario which contemplates processing heap leach reserves subsequent to the existing CIL operation. On December 12, 2018, the Company announced a maiden Resource estimate for the Gossey satellite deposit, 15 kilometers to the northwest of the Essakane processing plant, which includes attributable Indicated Resources of 262,000 ounces and attributable Inferred Resources of 77,000 ounces.

Westwood Gold Mine, Canada: A net increase in Reserves of 35,000 ounces or 3% to 1.2 million ounces converted from resources, after depletion. Measured and Indicated Resources increased by 73,000 ounces or 5% to 1.5 million ounces. Inferred Resources declined by 158,000 ounces to 1.7 million ounces. Westwood is planning a further 65 kilometres of drilling during 2019 to continue building reserves through conversion of resources.

Sadiola Gold Mine, Mali: At Sadiola, there was a net decrease year-on-year in attributable Reserves of 67,000 ounces or 4% to 1.6 million ounces due to depletion. Attributable Measured and Indicated Resources decreased by 60,000 ounces to 2.8 million ounces. Inferred Resources remained unchanged at 0.4 million ounces. No significant exploration activity is planned for Sadiola in 2019 as we continue to work to reach an agreement with the Government of Mali for the path forward for the Sadiola Sulphide Project.

Côté Gold Project, Canada: On November 1, 2018, the Company announced positive results from a Feasibility Study. Attributable Proven and Probable Reserves increased by 0.9 million ounces to 4.7 million ounces when compared to the prior year. As part of the successful resource conversion, attributable Measured Resources of 3.4 million ounces were declared, with combined attributable Measured and Indicated resources increasing by 1.3 million ounces to 6.5 million ounces. In addition, attributable Inferred Resources were up 0.8 million ounces, or 97%, to 1.6 million ounces.

Boto Gold Project, Senegal: On October 22, 2018, the Company announced positive results from the Feasibility Study. For 2018, reserves are shown as 90% attributable to IAMGOLD with the remaining portion being attributed to the Government of Senegal upon grant of a mining concession. In 2018, attributable Probable Reserves increased 0.3 million ounces to 1.7 million ounces. Attributable Indicated Resources increased by 0.3 million ounces to 2.3 million ounces while attributable Inferred Resources decreased by 0.5 million ounces to 130,000 ounces as a result of resource upgrade to an indicated category.

Advance Exploration Projects: At **Diakha-Siribaya** in Mali, Indicated Resources increased by 539,000 ounces to 668,000, and Inferred Resources increased by 34,000 to 1.1 million ounces. Additionally, initial Resource estimates were declared at **Monster Lake** in Canada, including attributable Inferred Resources of 217,000 ounces, and at **Eastern Borosi** in Nicaragua, including attributable Inferred Resources of 414,000 ounces. An initial resource estimate at **Nelligan** in Canada is expected during 2019.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "expected", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The "Qualified Person" responsible for the review and approval of all mineral resource and reserve estimates for IAMGOLD contained herein is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 35 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company's operations and projects through site visits, information reviews and ongoing communication and oversight of mine site technical service teams or consultants responsible for resource and reserve modeling and estimation.

She is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2018 year-end statement were estimated using a $1,200 per ounce gold price (unless otherwise indicated in the notes in Table 1) for mineral reserves and a $1,500 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 1). For open pit operations, gold resources are constrained within an economic pit shell.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.
A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or

the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Mineral Reserves and Resources of Gold Operations as of December 31, 2018[1][2][3][4][5][6][7][8]
Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel[3], Suriname				**(95%)**
Proven Reserves	29,776	0.6	587	558
Probable Reserves	100,583	1.0	3,208	3,048
Subtotal	**130,359**	**0.9**	**3,795**	**3,606**
Measured Resources	35,645	0.6	711	675
Indicated Resources	256,835	0.9	7,683	7,299
Inferred Resources	64,770	0.9	1,793	1,703
Saramacca[3], Suriname				**(66.5%)**
Probable Reserves	26,549	1.8	1,542	1,025
Subtotal	**26,549**	**1.8**	**1,542**	**1,025**
Indicated Resources	27,938	2.0	1,763	1,172
Inferred Resources	11,825	0.7	273	182
Essakane[3], Burkina Faso				**(90%)**
Probable Reserves	148,812	0.9	4,380	3,942
Subtotal	**148,812**	**0.9**	**4,380**	**3,942**
Indicated Resources	173,041	1.0	5,287	4,759
Inferred Resources	13,811	1.1	470	423
Gossey[4], Burkina Faso				**(90%)**
Indicated Resources	10,454	0.9	291	262
Inferred Resources	2,939	0.9	85	77
Westwood[5], Canada				**(100%)**
Proven Reserves	1,317	7.9	336	336
Probable Reserves	3,627	7.5	875	875
Subtotal	**4,944**	**7.6**	**1,211**	**1,211**
Measured Resources	1,007	11.9	385	385
Indicated Resources	3,169	10.8	1,101	1,101
Inferred Resources	5,494	9.5	1,680	1,680
Sadiola[6], Mali				**(41%)**
Proven Reserves	118	1.7	6	3
Probable Reserves	63,674	1.9	3,971	1,628
Subtotal	**63,792**	**1.9**	**3,978**	**1,631**
Measured Resources	118	1.7	6	3
Indicated Resources	117,647	1.8	6,904	2,831
Inferred Resources	17,643	1.7	956	392
Côté Gold[3], Canada				**(64.75%)**
Proven Reserves	153,700	1.0	4,640	3,004
Probable Reserves	79,300	0.9	2,644	1,712
Subtotal	**233,000**	**1.0**	**7,284**	**4,716**
Measured Resources	171,900	1.0	5,310	3,438
Indicated Resources	183,500	0.8	4,660	3,017
Inferred Resources	112,800	0.7	2,430	1,573
Boto Gold[3], Senegal				**(90%)**
Probable Reserves	35,060	1.7	1,926	1,733
Subtotal	**35,060**	**1.7**	**1,926**	**1,733**
Indicated Resources	48,045	1.6	2,487	2,238
Inferred Resources	2,483	1.8	144	130
Monster Lake, Canada				**(50%)**
Inferred Resources	1,110	12.1	433	217
Eastern Borosi[7], Nicaragua				**(51%)**
Inferred Resources	4,418	5.7	812	414
Pitangui[4], Brazil				**(100%)**
Inferred Resources	5,365	4.7	819	819
Diakha-Siribaya[4], Mali				**(90%)**
Indicated Resources	18,031	1.3	744	669
Inferred Resources	23,179	1.6	1,176	1,058
TOTAL[8]				
Proven & Probable Reserves	642,516	1.2	24,116	17,864
Measured and Indicated Resources	1,047,330	1.1	37,333	27,850
Inferred Resources	265,837	1.3	11,071	8,668

Notes:

(1) In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(2) Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".

(3) Rosebel, Saramacca, Essakane, Côté Gold, and Boto Gold mineral reserves have been estimated as of December 31, 2018 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(4) Gossey, Monster Lake, Pitangui, and Diakha-Siribaya mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(5) Westwood mineral reserves have been estimated as of December 31, 2018 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2018 using a 5.5 g/t gold cut-off over a minimum width of 2.4 metres and have been estimated in accordance with NI 43-101.

(6) Mineral reserves at Sadiola have been estimated as of December 31, 2018 using an average of $1,200/oz gold price and mineral resources have been estimated as of December 31, 2018 using a $1,400/oz gold price and have been estimated in accordance with the JORC code.

(7) Eastern Borosi mineral resources are disclosed as gold equivalent ounces calculated using the formula: AuEq (g/t) = Au (g/t) + Ag (g/t) / 101.8; and have been estimated as of December 31, 2018 using a $1,500/oz gold price, and a $23/oz silver price and in accordance with NI 43-101. Underground resources are estimating using a cut-off grade of 2.0g/t gold equivalent with a minimum width of 2.4m and open pit resources are estimated using a cut-off grade of 0.42 g/t gold equivalent over a 3.0m minimum width.

(8) Due to rounding, numbers presented throughout this document may not add up precisely to the totals.

The Company's reserve estimate is comprised of in-place material, i.e., contained ounces of gold and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.